

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2013

Via E-Mail
Mr. Jon W. Kimmins
Chief Financial Officer
The Men's Wearhouse, Inc.
6380 Rogerdale Road
Houston, TX 77072

> **Re:** **The Men's Wearhouse, Inc.**
> **Form 10-K for the Fiscal Year Ended February 2, 2013**
> **Filed April 3, 2013**
> **Form 10-Q for the Interim Period Ended August 3, 2013**
> **Filed September 12, 2013**
> **File No. 001-16097**

Dear Mr. Kimmins:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Interim Period ended August 3, 2013

Financial Statements, page 3

1.   We note you had $37.0 million and $26.2 million in accumulated other comprehensive income as of February 2, 2013 and August 3, 2013, respectively. Please provide the information required by ASU 2013-02 "Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" or tell us how you considered the disclosure requirements of this guidance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 25

2.   We note your disclosure stating that your comparable sales include both net sales of a store and e-commerce net sales beginning in fiscal 2013. To the extent e-commerce net sales had a material effect on your comparable store sales or on any change in trends of this metric, please confirm that you will present this key performance indicator in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on this metric. Please provide us with the text of your proposed future disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Nasreen Mohammed at (202) 551-3773 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining